


RECD S.E.C.
2 2003
1086

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
For the Fiscal Year ended December 30, 2001

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from ____________________ to ____________________

Commission File Number 333-13000

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

SAVINGS AND INVESTMENT PLAN FOR
EMPLOYEES OF THE ICI GROUP IN PUERTO RICO
(the "Plan")
c/o Law Department
ICI AMERICAS INC.
10 Finderne Avenue
Bridgewater, NJ 08807

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Imperial Chemical Industries PLC
9 Millbank
London SWIP 3JF

REQUIRED INFORMATION

The following financial information of the Plan is submitted herewith:

Report of Independent Auditors

Statements of Net Assets Available for Benefits
- December 30, 2001 and 2000

Statements of Changes in Net Assets Available for Benefits
- For Year Ended December 30, 2001 and Six Months Ended December 30, 2000

Notes to Financial Statements



SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Financial Statements

December 30, 2001 and 2000

(With Independent Auditors' Report Thereon)

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Table of Contents



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Report

The Plan Administrator
Savings and Investment Plan for Employees of the ICI Group in Puerto Rico:

We have audited the accompanying statements of net assets available for benefits of the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico as of December 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the year ended December 30, 2001 and for the six months ended December 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 30, 2001 and for the six months ended December 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

December 20, 2002



SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES
OF THE ICI GROUP IN PUERTO RICO

Statements of Net Assets Available for Benefits

December 30, 2001 and 2000

		2001	2000
Investments, at fair value:			
Investment in ICI Master Trust (note 5)	$	2,693,074	2,854,713
Participant loans		379,860	351,359
Total investments		3,072,934	3,206,072
Receivables:			
Participants contributions		31,395	9,989
Employer contributions		24,522	5,050
Total receivables		55,917	15,039
Assets available for benefits	$	3,128,851	3,221,111

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Statements of Changes in Net Assets Available for Benefits

Year ended December 30, 2001 and six months ended December 30, 2000

	2001	2000
Additions:		
Contributions:		
Participants	$ 252,886	139,168
Employer	146,342	67,614
Total contributions	399,228	206,782
Participant loan interest	31,151	16,036
Transfer from other benefit plans	—	3,401,665
Total additions	430,379	3,624,483
Deductions:		
Distributions to participants or beneficiaries	278,036	158,883
Net investment loss in ICI Master Trust (note 5)	244,603	244,489
Total deductions	522,639	403,372
Net (decrease) increase in assets available for benefits	(92,260)	3,221,111
Net assets available for benefits:		
Beginning of year	3,221,111	—
End of year	$ 3,128,851	3,221,111

See accompanying notes to financial statements.

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Notes to Financial Statements

December 30, 2001 and 2000

(1) Description of the Plan

The following description of the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico (Plan or SIP Puerto Rico) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan is for the employees of The Glidden Company (Glidden) and ICI Paints (Puerto Rico) Inc. who reside in Puerto Rico and performed substantially all their services for either company in Puerto Rico. The plan sponsor is ICI Paints (the Company) Inc., and Glidden are a participating employer.

(a) Participation and Distributions

The Plan is a defined contribution plan in which all employees who are eligible to participate, except for employees who are members of a collective bargaining unit who have not bargained for extension of the Plan to its members. The Plan is an individual account plan. Participant accounts are credited with participant and employer contributions and are adjusted for withdrawals or distributions elected by the participant. In addition, the accounts are adjusted for an allocation of the Plan's income, expenses, and any increases or decreases in the market value of plan assets.

(b) Contributions

Eligible employees can contribute up to 10% of pretax compensation, as defined, through monthly payroll deductions, subject to relevant Internal Revenue Code limitations. Pretax contributions made to the Plan are matched by the Company in cash at 100% of the first 3% of the participants' contributions. Eligible employees may also contribute up to 10% of compensation on a before and after tax basis.

(c) Investment Programs

Participant contributions and employer contributions as well as previous balances were invested by the plan trustee, Fidelity Management Trust Company (Trustee), as directed by the employee, in one or more of the funds in the ICI Master Trust described below. The ten participant-directed investment funds and brief descriptions of the various plan investment funds are as follows:

- ***ICI Long-Term Income Fund***

  This fund is comprised of investment contracts with insurance companies and individual bonds and bond portfolios at varying interest rates and maturities, although typically three to five years. As contracts and bonds mature, the proceeds are reinvested in one or more new contracts, bond, or bond portfolios. The fund's rate of return is a blended rate that varies based on the underlying investments.

- ***Fidelity Balanced Fund***

  This fund normally invests approximately 60% of assets in stocks and other equity securities and the remainder in investment-grade bonds and other investment debt securities of both medium and high quality. The fund will invest 25% of assets in fixed income senior securities including investment-grade debt securities and preferred stock. The goal of this fund is to provide income and capital growth consistent with reasonable risk.

- *Mellon Capital Asset Allocation Strategy Fund*

  The Mellon Capital Asset Allocation Strategy, which is managed by Mellon Capital Management Corporation, is invested in shares of a pooled investment portfolio in which other trusts participate, the assets of which are primarily invested in equity and fixed income securities. Such investments are made at the discretion of the fund's investment advisor.

- *Fidelity Equity-Income Fund*

  This fund normally invests at least 65% of assets in income-producing equity securities, which tend to lead to investments in large-cap stocks. The fund potentially invests in other types of equity and debt securities including lower-quality debt securities. The objective of this fund is to provide reasonable income while considering the potential for capital appreciation.

- *Fidelity U.S. Equity Index Pool Fund*

  This fund invests primarily in the common stocks of the 500 companies that make up the S&P 500. The goal of this fund is to approximate the composition and total return of the Standard and Poor's 500 Index.

- *Fidelity Magellan Fund*

  This fund invests primarily in common stocks and securities convertible into common stock, but may also invest in other types of securities. The objective of this fund is to increase the value of your investment over the long-term through capital appreciation.

- *Fidelity Aggressive Growth Fund*

  This fund invests primarily in common stocks of domestic and foreign issuers. The objective of this fund is to increase the value of your investment over the long-term through capital appreciation.

- *T. Rowe Price Small-Cap Stock Fund*

  This fund invests primarily in stocks of small and medium-sized companies that are believed to offer superior earnings growth or that appear to be undervalued. The objective of this fund is to provide long-term capital growth.

- *American Funds Europacific Growth Fund*

  This fund's objective is long-term growth through investments primarily in common stocks (to include ADRs) of large established non-US companies. The fund also may have small investments in emerging and newly industrialized countries. There is an element of risk from exchange rate fluctuations and the action of foreign governments.

(Continued)

- *ICI Company Stock Fund*

  Invests primarily in Imperial Chemical Industries PLC American Depository Receipts (ADRs), which are traded on the New York Stock Exchange. The rate of return results from a combination of the movement in the price of the stock and the movement in the exchange ratio of U.S. dollars to British pounds sterling.

(d) Vesting

Participants are 100% vested at all times in the value of their contributions, the Company's matching contributions, and income or loss thereon.

(e) Payment of Benefits

On termination of service due to disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account or annual installments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution or may roll-over the vested account balance into another qualified plan.

(f) Transfer from Other Benefit Plans

In 2000, participant balances which were previously held by Key Asset Management in the Savings and Investment Plan of ICI Paints amounted to $3,401,665.

(2) Summary of Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America.

(b) Valuation of Investments and Financial Investments

The value of the Master Trust is based on the value of underlying securities. Securities listed on a national exchange and shares of registered investment companies are valued on the basis of year-end sales prices. Securities traded in the over-the-counter market and listed securities for which no sales were reported on that date are valued on the last reported bid price. ICI ADRs are valued at the period-end market price as quoted on the New York Stock Exchange. Fixed income contracts are valued at contract value plus interest at the contract rate (which approximates fair value). Certificates of deposit are valued at cost, which approximates market value. Short-term investments, comprised principally of money market funds, are valued at cost, which approximates market value.

The carrying values for contribution receivables approximate their fair values due to their short-term nature. Participant loans are stated at amortized cost. The plan administrator does not believe it is practicable to estimate fair value of participant loans as they are not material to the Plan. The participant loans have fixed rates of interest, established at the time of the loan's origination, and approximate prevailing market rates (7.0% to 10.5% and 5.8% to 12.00% at December 30, 2001 and 2000, respectively).

(c) ***Basis of Security Transactions***

Security transactions are accounted for on the trade date. Gain or loss on securities sold is based on average cost.

(d) ***Recognition of Income from Investments***

Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

(e) ***Plan Cost and Expenses***

Generally costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. The Mellon Capital investment management fees are charged to the Mellon Capital Asset Allocation Strategy Fund. Fiduciary capital management's investment advisory fees are charged to the ICI Long-Term Income Fund. Brokerage charges and fees incurred for purchases and sales of ICI ADRs are paid by the Company or Glidden. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment management fees are paid from the assets of the trust fund.

(f) ***Participants' Withdrawals***

Payments to participants for elected withdrawals and distributions are recognized as a reduction of plan assets when paid by the trustee.

(g) ***Participants' Loans***

Participants' loans are stated at amortized cost.

(h) ***Use of Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases during the reporting period. Actual results could differ from those estimates.

(i) ***Risk and Uncertainties***

The assets of the Plan are primarily financial instruments which are monetary in nature. Accordingly, interest rates have a more significant impact on the Plan's performance than do the effects of general levels of inflation. Interest rates generally do not move in the same direction or with the same magnitude as prices of goods and services as measured by the consumer price index. The Plan's investments are subject to risk conditions of the individual fund investment objectives, stock markets (which in the United States and in certain international markets continued to experience significant declines in the months following December 2001), bond market performance, interest rates, economic conditions, and world affairs.

(j) ***New Accounting Pronouncements***

On December 31, 2000, the Plan adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities – Deferral of Effective Date of SFAS No. 133," and in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The adoption of these statements did not have a significant impact on the financial statements of the Plan.

(k) ***Reclassifications***

Certain amounts have been reclassified in the 2000 financial statements to conform to the current year presentation.

(3) Loans to Plan Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 over a 12-month period or 50% of their account balance. Loan transactions are accounted for in the Loan Fund. The loans are secured by the balance in the participant's account. Interest rates ranged from 7% to 10.5% in 2001, with loan terms from one to five years; however, the Plan allows a term of up to 15 years on a loan used to purchase a personal residence. Principal and interest are paid ratably through monthly payroll deductions.

(4) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(5) Interest in Master Trust

At December 30, 2001 and 2000, the Plan's investments (excluding participant loans) were held in the ICI Master Trust, which was established for the investment assets of the Plan and several other ICI company sponsored plans. Each participating plan has an undivided interest in the ICI Master Trust. The assets of the ICI Master Trust are held by the Record keeper. Investment income and administrative expenses relating to the ICI Master Trust are allocated to the individual plans based upon average monthly balances invested by each plan in each fund.

(Continued)

SAVINGS AND INVESTMENT PLAN FOR EMPLOYEES OF THE ICI GROUP IN PUERTO RICO

Notes to Financial Statements

December 30, 2001 and 2000

The following table presents the fair value of investments in the ICI Master Trust at December 30, 2001 and 2000:

	2001	2000
ICI Long-Term Income Fund	$ 270,837,685	256,060,749
Mellon Capital Asset Allocation Fund	19,121,140	22,488,477
T. Rowe Price Small Cap Stock Fund	17,937,908	14,028,413
American Funds Europacific Growth Fund	13,502,507	17,472,124
ICI Company Stock Fund	18,736,969	30,788,711
Fidelity Magellan Fund	178,307,555	224,487,001
Fidelity Equity Income Fund	57,750,725	63,018,751
Fidelity Balanced Fund	26,780,444	23,179,119
Fidelity Aggressive Growth	28,940,010	54,401,137
Fidelity US Equity Index Pool Fund	52,267,493	66,565,742
	$ 684,182,436	772,490,224
Plan's proportionate share	0.4%	0.4%

Net (decrease) increase in fair value by investment for the years ended December 30, 2001 and 2000 are as follows:

	2001	2000
ICI Long-Term Income Fund	$ 14,776,936	(52,713,895)
Mellon Capital Asset Allocation Fund	(3,367,337)	(15,902,047)
T. Rowe Price Small Cap Stock Fund	3,909,495	14,028,413
American Funds Europacific Growth Fund	(3,969,617)	2,930,716
ICI Company Stock Fund	(12,051,742)	10,796,302
Fidelity Magellan Fund	(46,179,446)	224,487,001
Fidelity Equity Income Fund	(5,268,026)	63,018,751
Fidelity Balanced Fund	3,601,325	23,179,119
Fidelity Aggressive Growth	(25,461,127)	54,401,137
Fidelity US Equity Index Pool Fund	(14,298,249)	66,565,742
T. Rowe Price Equity Income Fund	—	(28,693,978)
American Express IDS New Dimension Common Stock Fund	—	(61,934,486)
American Century Investors Ultra Fund	—	(56,779,410)
S&P 500 Flagship Series C Fund	—	(25,629,853)
PBHG Growth Fund	—	(4,863,898)
Total net (decrease) increase in fair value of investments	$ (88,307,788)	212,889,614

The following table presents the net investments loss of investments in the ICI Master Trust for the year ended December 30, 2001 and the six months ended December 30, 2000:

		2001	2000
Investment loss:			
Interest income and dividends	$	24,385,936	26,724,589
Net depreciation in fair value of investments		(75,583,947)	(67,011,177)
	$	(51,198,011)	(40,286,588)
Plan's proportionate share		0.5%	0.6%

The Plan's proportionate share is affected by the extent of its participation in certain individual funds included in the ICI Master Trust.

(6) Expenses

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including compensation of the trustee, were paid by the Company. Brokerage charges and fees incurred in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold.

(7) Federal Income Tax Status

The Company has not yet received a determination letter for this plan. The Company will file for a tax determination letter in Puerto Rico in 2003. The Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Puerto Rico Revenue Code and the related trust continues to be tax-exempt as of December 30, 2000. Therefore, no provision for income taxes is included in the Plan's financial statements.

(8) Commitments and Contingencies

The Plan is subject to reporting under the Securities Exchange Act of 1934 which requires the Plan to file an annual report on Form 11-K within 180 days of the end of the Plan's fiscal year. As of December 20, 2002, the Plan has not made such filing.

(9) Related-Party Transactions

At December 30, 2001 and 2000, the Plan had a 0.43% and 0.37%, respectively, beneficial interest in the ICI Company Stock Fund (an investment fund of the Master Trust), which holds ICI ADRs as its principal investment.

(10) Subsequent Events

Effective December 31, 2001, the name of the Plan was renamed the Retirement Savings Plan for Employees of the ICI Group in Puerto Rico.

(Continued)

Effective April 1, 2002, a participant who is not eligible to participate in a defined benefit pension plan of the ICI Group will be eligible for a Retirement Contribution unless (i) he agrees in writing that he is not eligible or (ii) he is a member of a collectively bargaining unit that has not negotiated the Retirement Contribution. The Retirement Contribution is 4%. Retirement Contributions are not withdrawable prior to termination of employment, are not eligible for loans and are not counted to determine the amount available for a loan. Vesting is a five-year cliff.

Effective April 1, 2002, the following new funds were added: Vanguard Total Bond Market Index Fund; Fidelity Lifestyle Freedom Fund 2040; Fidelity Lifestyle Freedom Fund 2030; Fidelity Lifestyle Freedom Fund 2020; Fidelity Lifestyle Freedom Fund 2010; and Fidelity Lifestyle Freedom Income Fund.

On February 4, 2002, Imperial Chemical Industries PLC (ICI) announced a rights offering. Under the rights offering, holders of 11 ICI American Depository Shares (ADS) were allowed to purchase 7 new ADSs at the price of $11.42. The rights offering was extended to participants in the Plan who had an interest in the ICI Company Stock Fund on February 26, 2002. Participants could either sell the rights real time or exercise the rights. If the rights were not exercised by March 11, 2002, the rights were sold by Fidelity through a batch process. The $11.42 exercise price held a buffer to cover currency fluctuation between the pound sterling and the U.S. dollar. Approximately $1 for each exercised right was refunded to the Plan and allocated to the applicable participant's account and then transferred to the ICI Company Stock Fund.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

Savings and Investment Plan For Employees of the ICI Group In Puerto Rico

Date: June 27, 2003

By: Thomas M. Hindmarch
Designated Representative

CERTIFICATION REQUIRED BY 18 USC § 1358

The undersigned, in his capacity as Employee Benefits and Tax Counsel, certifies, to the best of his knowledge, that the financial statements made a part of the Form 11-k fully comply with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 780(a) or 780(d)) and that the information contained in this Form 11-k fairly presents in all materially respects the Net Assets Available For Plan Benefits and Changes in Net Assets Available For Plan Benefits of the Savings and Investment Plan For Employees of the ICI Group in Puerto Rico for the plan year ending December 30, 2001.

Date: June 27, 2003

By: Thomas M. Hindmarch
Employee Benefits and Tax Counsel

EXHIBIT INDEX

(1) Consent of KPMG LLP, independent auditors.



New Jersey Headquarters
150 John F. Kennedy Parkway
Short Hills, NJ 07078

Independent Auditors' Consent

Employee Benefits Investment Committee
ICI America Holdings Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-13000) on Form S-8 of Imperial Chemical Industries PLC of our report dated December 20, 2002 relating to the statements of net assets available for benefits of the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico as of December 30, 2001 and 2000 and the related statements of changes in net assets available for benefits for the year ended December 30, 2001 and six-months ended December 30, 2000, which report appears in the December 30, 2001 annual report on Form 11-K of the Savings and Investment Plan for Employees of the ICI Group in Puerto Rico.

KPMG LLP

Short Hills, New Jersey
June 25, 2003